Exhibit 99.39

NEWS RELEASE	January 11, 2005

ACHESON 2-26 WELL BROUGHT UNDER CONTROL

CALGARY, ALBERTA (AE.UN — TSX) - Acclaim Energy Trust announced today that  the first of two relief wells being concurrently drilled successfully intersected the casing of the Acheson 2-26 well which has been burning since December 12, 2004.  At approximately 2:00 p.m. on Monday January 10, drilling mud pumped into 2-26 arrested the flow of gas and the fire was extinguished.

The relief and surface well operations pumped cement into the Acheson 2-26 wellbore isolating the Nisku formation thereby ensuring that the well is secured.

In conjunction with the Alberta Energy and Utilities Board (AEUB), Acclaim will continue to monitor the well to ensure there is no possibility that the flow of gas could resume.  A post incident review to determine the root cause(s) of the incident has been initiated.

The incident, while significant, has not had a material impact on Acclaim’s ongoing operations.

For further technical and other information on the operations at Acheson 2-26, please visit www.acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders.

FOR FURTHER INFORMATION PLEASE CONTACT:

J Paul Charron

President and CEO

(403) 539-6300

1- 877- 6300

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY:             Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.